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Exhibit (2)(b) Amendment to Article I, Section 2 of the By-Laws of Registrant
dated January 30, 1992


SANFORD C. BERNSTEIN FUND, INC.

By-Law Amendment - January 30, 1992

Article I, Section 2 of the Bylaws of the Fund was amended to read as follows in its entirety:

"Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held in the month of January of each year on such date and at such hour as may be from time to time designated by the Board of Directors and stated in the notice of such meeting, for the purpose of electing directors and for the transaction of such other business as may be properly brought before the meeting; provided, however, that an annual meeting of stockholders shall not be required to be held in any year in which the election of directors is not required to be acted upon under the Investment Company Act of 1940, and, provided further, that if the Corporation is required to hold an annual meeting of stockholders to elect directors, the meeting shall be held no later than 120 days after the occurrence of the event requiring the meeting."